EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/7/2013	9/8/2012
Earnings:
Income before income taxes	$6,727	$6,335
Unconsolidated affiliates’ interests, net	(30)	(18)
Amortization of capitalized interest	4	2
Interest expense (a)	642	611
Interest portion of rent expense (b)	142	144
Earnings available for fixed charges	$7,485	$7,074

Fixed Charges:
Interest expense (a)	$642	$611
Capitalized interest	4	4
Interest portion of rent expense (b)	142	144
Total fixed charges	$788	$759

Ratio of Earnings to Fixed Charges (c)	9.50	9.32
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b)   One-third of net rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.